Everlake Distributors, LLC

(SEC I.D. No. 8-52029)

Financial Statements and
Supplemental Schedules as of and
for the Year Ended December 31, 2021 and Report of
Independent Registered Public Accounting Firm

EVERLAKE DISTRIBUTORS, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312 486 1000
Fax: 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and the Member of
Everlake Distributors, LLC
Northbrook, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Everlake Distributors, L.L.C. (the "Company") as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules G and H listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 28, 2022

We have served as the Company's auditor since 2000.

EVERLAKE DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS:		
Cash and cash equivalents	$	1,076,485
Receivable from affiliates		81,218
Other assets		27,645
TOTAL ASSETS	$	1,185,348
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payable to affiliates	$	88,232
Accounts payable and accrued expenses		71,157
Income taxes payable		7
TOTAL LIABILITIES		159,396
MEMBER'S EQUITY		1,025,952
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,185,348

See notes to financial statements.

EVERLAKE DISTRIBUTORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:		
Fee income	$	4,375,050
Underwriting revenue		184,392
Interest income		92
TOTAL REVENUES		4,559,534
EXPENSES:		
Salaries and employee benefits expenses		4,108,776
General and administrative expenses		317,665
Regulatory fees		73,020
Wholesaling and marketing expenses		59,981
TOTAL EXPENSES		4,559,442
INCOME FROM OPERATIONS BEFORE INCOME TAXES		92
INCOME TAX EXPENSE		19
NET INCOME	$	73

See notes to financial statements.

3

EVERLAKE DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

MEMBER'S EQUITY — Beginning of year	$	1,025,879
NET INCOME		73
MEMBER'S EQUITY — End of year	$	1,025,952

EVERLAKE DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	73
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Receivable from affiliates		596,696
Other assets		19,867
Payable to affiliates		(385,370)
Accounts payable and accrued expenses		(9,792)
Income taxes payable		(579)
Net cash provided by operating activities		220,895
NET INCREASE IN CASH AND CASH EQUIVALENTS		220,895
CASH AND CASH EQUIVALENTS — Beginning of year		855,590
CASH AND CASH EQUIVALENTS — End of year	$	1,076,485

EVERLAKE DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1.   **GENERAL**

Basis of presentation - The accompanying financial statements include the accounts of Everlake Distributors, LLC (the "Company", formerly known as Allstate Distributors, LLC), a limited liability company wholly owned by Everlake Life Insurance Company ("Everlake Life", formerly known as Allstate Life Insurance Company). Everlake Life is a wholly owned subsidiary of Everlake US Holdings Company, a wholly owned subsidiary of Everlake US Parent Company, a wholly owned subsidiary of Everlake Holdings, LP. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Prior to November 1, 2021, Everlake Life was a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings LLC, a wholly owned subsidiary of The Allstate Corporation. Therefore, Allstate is not an affiliate effective November 1, 2021.

On November 1, 2021, Everlake Life, the Company and certain affiliates were acquired by Everlake US Holdings Company, an affiliate of an investment fund associated with Blackstone Inc. Subsequently, the Company was renamed to Everlake Distributors, LLC. The Company did not elect the option to apply pushdown accounting in these financial statements upon change in control.

Recent development - The Novel Coronavirus Pandemic or COVID-19 ("Coronavirus") has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing, and restrictions to large gatherings. These measures have moderated in 2021 as vaccines have become more widely available in the United States. There is no way of predicting with certainty how long the pandemic might last. The impact of the Coronavirus on the Company's operations is not material.

Use of estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a non-clearing broker-dealer and serves as principal underwriter for individual and group flexible premium deferred annuity contracts and SEC-registered variable annuity, variable life, and variable universal life contracts that were issued by Everlake Life and certain of its subsidiaries and affiliates (the "issuers").   Effective January 1, 2014, the issuers ceased selling new annuity contracts, and effective November 1, 2021, the issuers ceased selling new life insurance contracts. Additional deposits are accepted on existing contracts.

Prior to November 1, 2021, the Company employed wholesalers who promoted the sale of the contracts which were underwritten by the Company, as well as universal life contracts of the issuers. The Company charged fees to the issuers in proportion to expenses incurred in the execution of the selling agreements and wholesaling activities. Expenses incurred by the Company were reimbursed through these fees.

In 2014, Everlake Life sold one of its subsidiaries, Lincoln Benefit Life Company ("LBL"), which included LBL's life insurance business generated through independent master brokerage agencies, LBL's deferred fixed annuities

and its long-term care insurance business. The Company entered into a principal underwriting agreement with LBL for the variable universal life contracts sold through LBL independent master brokerage agencies.

On October 1, 2021, Everlake Life's subsidiary Allstate Life Insurance Company of New York ("ALNY") and affiliate Intramerica Life Insurance Company ("Intramerica") were sold to Wilton Reassurance Company. The Company entered into a principal underwriting agreement with ALNY and Intramerica for their variable annuity and variable universal life contracts. On November 1, 2021, ALNY and Intramerica were merged with and into Wilton Reassurance Life Company of New York ("WRNY"). WRNY is not an affiliate of the Company.

Subsequent events - Subsequent events were evaluated through February 28, 2022, the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fee income - Fee income reflects amounts charged to Everlake Life and its subsidiaries and affiliates in connection with the sales and wholesaling services provided by the Company. Fee income is earned in the period that the corresponding reimbursable expenses are incurred, which is when the performance obligation is satisfied. A receivable is established for fees charged but not yet collected.

Underwriting revenues - Underwriting revenues reflect distribution fees due from Everlake Life and its subsidiaries and affiliates for contracts underwritten by the Company. Underwritng revenues also include underwriting compensation from LBL and WRNY. Underwriting revenues are earned when due in accordance with the underwriting agreements, which is the same period the performance obligation is satisfied. A receivable is established for fees that have been earned but are not yet collected.

Expenses - Expenses consist of salaries and employee benefits and general and administrative expenses. Expenses are recognized as incurred. Expenses incurred in carrying out the Company's duties and responsibilities in its role as principal underwriter and wholesaler for contracts issued by Everlake Life and its subsidiaries and affiliates are fully reimbursed through fee income.

Regulatory fees - Regulatory fees reflect FINRA licensing fees, state filing fees and other costs incurred in the normal course of business.

Wholesaling and marketing expenses - Wholesaling and marketing expenses reflect amounts paid or due to an unaffiliated third party for wholesaling and marketing support provided to Everlake Life and ALNY for variable annuity contracts underwritten by the Company.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The Company had no differences between the financial statement and tax bases of assets and liabilities as of December 31, 2021.

Cash and cash equivalents - Cash equivalents include highly liquid investments in money market funds with original maturities of less than ninety days. Money market funds are carried at fair value, which is equal to the net asset value of the funds.

Segment Disclosure - The Company operates as a single segment entity based on the manner in which the Company uses financial information to evaluate business performance and to determine the allocation of resources.

3. **FAIR VALUE OF ASSETS AND LIABILITIES**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statement of Financial Condition at fair value as of December 31, 2021 consist of money market funds included as a component of cash and cash equivalents. There are no liabilities carried at fair value. Money market funds are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active
    market that the Company can access.

Level 2: Assets whose values are based on the following:
   a. Quoted prices for similar assets in active markets;
   b. Quoted prices for identical or similar assets in markets that are not active; or
   c. Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both
    unobservable and significant to the overall fair value measurement. Unobservable inputs reflect
    the Company's estimates of the assumptions that market participants would use in valuing the
    assets.

During the reporting period, all money market funds consist of shares of mutual funds totaling $779,225 that have daily quoted net asset values for identical assets that the Company can access and are categorized as Level 1. The net asset values are received monthly from the third party custodial financial institution.

The fair value of all other financial assets and liabilities approximates their carrying value as they are short-term in nature.

4. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2021, the Company had net capital, as defined under the Rule, of $901,504 which was $890,871 in excess of required net capital of $10,633.

The Company's aggregate indebtedness, as defined under the Rule, was 17.68% of its net capital.

5. **INCOME TAXES**

As a limited liability company, the Company's income will be reported on the income tax returns of Everlake Life as the Company's sole member.

For the period from January 1 to October 31, 2021, Everlake Life will join The Allstate Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, Everlake Life will pay to or receive from The Allstate Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of Everlake Life in the

consolidated federal income tax return. The Company will settle its share of Everlake Life's January 1 to October 31, 2021 tax liability or benefit with Everlake Life. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") began its exam of the Allstate Group's 2017 and 2018 federal income tax returns in the first quarter of 2021. Any adjustments that may result from IRS examinations of the Company's tax returns are not expected to have a material effect on the financial statements.

For the period from November 1 to December 31, 2021, Everlake Life will join ELIC Reinsurance Company and Everlake Assurance Company (the "Everlake Life Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Everlake Tax Sharing Agreement"). Under the Everlake Tax Sharing Agreement, the Company will settle its share of Everlake Life's November 1 to December 31, 2021 tax liability or benefit with Everlake Life. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Company had no liability for unrecognized tax benefits as of December 31, 2021 and believes that the unrecognized tax benefits balance will not materially change within the next 12 months.

The Company paid income taxes of $598 in 2021. The statutory federal income tax rate of 21% is the same as the effective rate on income from operations in 2021.

6. RELATED-PARTY TRANSACTIONS

Fee income - The Company receives fee income from the contract issuers for which the Company served as a wholesaler. The fee income is based on the expenses incurred in conducting the wholesaling activities. During 2021, the Company earned fee income of $4,375,050, all of which was from related parties.

Underwriting revenue - The Company earned underwriting revenue of $123,080 for underwriting services provided to affiliates in 2021.

Expenses - Certain affiliates of The Allstate Corporation ("service providers") provided services and administrative activities to the Company. The Company also utilized business facilities and equipment owned or leased and operated by the service providers in conducting its business activities. The Company reimbursed the service providers for costs incurred in providing these services. The cost to the Company was determined by various allocation methods and was primarily related to the level of services provided. In the period from January 1 to October 31, 2021, the total costs allocated to the Company for these services totaled $194,566.

Everlake Services Company, an affiliate of the Company, provides services and administrative activities to the Company. The Company also utilizes business facilities leased and operated by Everlake Services Company in conducting its business activities. The Company reimburses Everlake Services Company for costs incurred in providing these services. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. In 2021, the total costs allocated to the Company for these services totaled $25,740.

The Company reported the following as receivable from affiliates as of December 31, 2021:

Everlake Life Insurance Company	$	81,218

The Company reported the following as payable to affiliates as of December 31, 2021:

Everlake Life Insurance Company	$	36,290
Everlake Services Company		51,942
Total	$	88,232

EVERLAKE DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2021		**Schedule G**

NET CAPITAL

TOTAL MEMBER'S EQUITY		$	1,025,952
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:			
Nonallowable assets:			
Receivable from affiliates	81,218		
Other assets	27,645		
Total nonallowable assets			108,863
HAIRCUTS ON SECURITIES POSITIONS:			
2% Haircut on money market		$	15,585
NET CAPITAL		$	901,504
AGGREGATE INDEBTEDNESS		$	159,396

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:

MINIMUM NET CAPITAL REQUIRED		
(6 2/3% of aggregate indebtedness)	$	10,633
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF		
REPORTING BROKER OR DEALER	$	5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	10,633
EXCESS NET CAPITAL	$	890,871
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		17.68 %

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited amended FOCUS report, Part IIA, Form X17a-5, as of December 31, 2021, filed on February 23, 2022.

EVERLAKE DISTRIBUTORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2021   **Schedule H**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(l) of Rule 15c3-3.



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312 486 1000
Fax: 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and the Member of
Everlake Distributors, LLC
Northbrook, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Everlake Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 28, 2022

EVERLAKE DISTRIBUTORS, LLC

EXEMPTION REPORT
December 31, 2021

Everlake Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: paragraph (k)(1).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: paragraph (k)(1) throughout the year ended December 31, 2021 without exception.

Everlake Distributors, LLC

I, Rebecca Kennedy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: /s/ Rebecca Kennedy

Title: President

February 28, 2022